Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

January 24, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Form 6-K for the quarter ended December 31, 2024, filed with United States Securities and Exchange Commission (SEC)

This is to inform you that the Company has filed its unaudited condensed consolidated interim financial statements prepared under IFRS in Form 6-K for the quarter ended December 31, 2024, with the United States Securities and Exchange Commission. The Form 6-K is also available on the SEC website under below link.

https://www.sec.gov/Archives/edgar/data/1135951/000157587225000080/0001575872-25-000080-index.htm

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR